

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Yihao Zheng
Chief Executive Officer
DA AI ZHI SHUI INTERNATIONAL HOLDING GROUP LTD
301, Building 45, Dayun Software Town, No. 8288
Longgang Avenue, Heao Community
Yuanshan Street, Longgang District, Shenzhen
People's Republic of China 518115

Re: DA AI ZHI SHUI INTERNATIONAL HOLDING GROUP LTD
Draft Registration Statement on Form F-1
Filed March 1, 2023
CIK 0001967078
Registration Statement on Form F-1
Filed March 1, 2023
File No. 333-270205

Dear Yihao Zheng:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing